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                                                             OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 14)*


                             METAL MANAGEMENT, INC.
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                                (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)


                                   591097209
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                                 (CUSIP Number)

                              MARILYN SONNIE, ESQ.
                                   JONES DAY
                              222 EAST 41ST STREET
                            NEW YORK, NEW YORK 10017
                                 (212) 326-3939
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 4, 2005
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)
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CUSIP NO. 591097209                                                  Page 2 of 3
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1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    EUROPEAN METAL RECYCLING LTD.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [X]

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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    WC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UK
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                7   SOLE VOTING POWER
  NUMBER OF
                    1,415,675
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,415,675
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,415,675
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
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14   TYPE OF REPORTING PERSON (See Instructions)

     CO
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CUSIP No. 591097209                                                  Page 3 of 3
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          The Schedule 13D (the "Schedule 13D") for European Metal Recycling
Ltd. ("EMR"), relating to the common stock ("COMMON STOCK") of Metal Management, Inc., a Delaware corporation (the "COMPANY"), which has its principal executive offices at 500 N. Dearborn St., Suite 405, Chicago, Illinois 60610 is hereby amended by this Amendment No. 14 to the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of Schedule 13D is hereby amended in pertinent part, as follows:

         EMR executed open market transactions on the NASDAQ to sell shares of Company common stock as follows: 14,200 shares at a weighted average price of $28.50 per share on February 16, 2005, 92,800 shares at a weighted average price of $29.691 per share on February 17, 2005, 23,800 shares at a weighted average price of $29.561 per share on February 23, 2005, 52,701 shares at a weighted average price of $29.754 per share on February 24, 2005, 45,000 shares at a weighted average price of $30.093 on February 25, 2005, 30,000 shares at a weighted average price of $30.794 on March 1, 2005 and 2,224 shares at a weighted average price of $30.10 on March 2, 2005. The transactions closed or will close on February 22, 23, 28, March 1, 2, 4 and 7, 2005, respectively.

         Following the closing of these transactions, EMR will own 1,415,675 Company shares, or 5.9% of the Company's outstanding shares based on the Company's most recent Quarterly Report on Form 10-Q.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 14 to the Schedule 13D is true, complete and correct.


                                            EUROPEAN METAL RECYCLING LTD.


March 4, 2005                                  By: /s/ P.R. SHEPPARD
                                               ---------------------------------
                                                P.R. Sheppard
                                                Director